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June 29, 2010	Writer’s Direct Contact 212.468.8082 jhempill@mofo.com
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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303
Attention: Peggy Kim, Esq.
Special Counsel, Office of Mergers and Acquisitions
Re:	OSI Pharmaceuticals, Inc. Schedule TO-I filed on June 17, 2010 SEC File No. 5-37954
Ladies and Gentlemen:
On behalf of OSI Pharmaceuticals, Inc. (“OSI”), we refer to OSI’s Tender Offer Statement on Schedule TO filed on June 17, 2010 and to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telefacsimile from Peggy Kim dated June 24, 2010. The discussion below is presented in the order of the numbered comments in the comment letter. Certain defined terms set forth in the letter are used as defined in the Schedule TO.
OSI has asked us to convey the following as their responses to the Staff.
Schedule TO-I
1.	We note that you are offering to purchase the 2% and 3% Convertible Notes pursuant to the Indenture which provide the holders of the Convertible Notes with the right to require you to purchase all or part of the Convertible Notes upon the occurrence of a Fundamental Change, including the Astellas Tender Completion, the Merger with Astellas and the Delisting of your common stock. Please advise us as to whether you are conducting one tender offer or three separate tender offers. If you are conducting three separate tender offers in connection with each of these Fundamental Changes, please revise your document and describe any distinguishing features among the offers.

Peggy Kim, Esq.
June 29, 2010
Page Two
Response to Comment 1
     OSI is conducting a single tender offer for its 2% Convertible Notes and a separate single tender offer for its 3% Convertible Notes. Although each offer relates to three Fundamental Changes, the Fundamental Changes are part of a single integrated offering that results from the Merger Agreement (the “Merger Agreement”) dated May 16, 2010 between OSI, Astellas Pharma Inc. (“Astellas”), Astellas US Holding, Inc.(“AUSH”) and Ruby Acquisition, Inc. (“Ruby”) (a copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by OSI on May 17, 2010 and as Exhibit (d)(1) to Amendment No. 9 (“Amendment No. 9”) to the Schedule TO filed by Astellas, AUSH and Ruby on May 17, 2010.)
     The SEC, through two interpretative releases, has identified five factors that must be considered in determining whether or not two offerings should be integrated. The five factors relevant to the question of integration include an analysis of whether (1) the different offerings are part of a single plan; (2) the offerings include the same class of security; (3) the offerings are made at or about the same time; (4) the same type of consideration is to be received; and (5) the offerings are made for the same general purpose. See Release No. 33-4434 (Dec. 6, 1961) and Release No. 33-4552 (Nov. 6, 1962). We believe that an analysis of these factors with respect to OSI’s tender offers leads to the conclusion that the three Fundamental Changes relating to OSI’s 2% Convertible Notes result in a single integrated offer to purchase those notes and that the three Fundamental Changes relating to OSI’s 3% Convertible Notes result in a single integrated offer to purchase those notes.
     Single Plan. Pursuant to the Merger Agreement, OSI approved Astellas’ tender offer for OSI’s common stock which resulted in a Fundamental Change on June 3, 2020; OSI further approved a merger between OSI and Ruby which resulted in a second Fundamental Change on June 8, 2010; and OSI agreed to take all actions necessary to delist its common stock from the NASDAQ Stock Market which resulted in a third Fundamental Change on June 18, 2010. The fact that each of these Fundamental Changes was expected to occur as a result of the Merger Agreement and was therefore part of a single plan is described in Astellas’ Amendment No. 9 and also in Amendment No. 6 to the Schedule 14D-9 filed by OSI on May 20, 2010.
     Same Class of Securities. The same class of securities, 2% Convertible Notes, is involved in OSI’s tender offer for the 2% Convertible Notes. The same class of securities, 3% Convertible Notes, is involved in OSI’s tender offer for the 3% Convertible Notes.
     Offerings Made at About the Same Time. OSI’s tender offers were commenced on the same day, June 17, 2010, regardless of which Fundamental Change they relate to.

Peggy Kim, Esq.
June 29, 2010
Page Three
     Same Type of Consideration. Cash is the only type of consideration that will be paid by OSI pursuant to its tender offers, and note holders will receive the same amount, principal plus accrued interest, for each Note they elect to put to OSI, regardless of which Fundamental Change the put relates to.
     Same General Purpose. OSI’s tender offers are intended to serve two general purposes which apply to all three Fundamental Changes. First, the offers are part of the transactions arising out of and contemplated by the Merger Agreement. Second, the offers are intended to fulfill OSI’s obligations under the indentures governing the Notes which give note holders the right to elect to put their Notes to OSI if Fundamental Changes occur. (The indenture for the 2% Convertible Notes was attached as Exhibit 4-1 to OSI’s Form 8-K filed on December 28, 2005. The indenture for the 3% Convertible Notes was attached as Exhibit 4-1 to OSI’s Form 8-K filed on June 15, 2008).
2.	With a view towards disclosure, please advise us of the consequences to noteholders of tendering pursuant to the Tender Completion Purchase Right versus the Merger Purchase Right or the Delisting Purchase Right. For example, advise as to whether noteholders must specify which of the three Purchase Rights they are invoking and the effects of the different expiration dates. For instance, we note that interest payments on the 3% Convertible Notes will be paid on July 15 and that the Tender Completion Purchase Right expires on July 15, 2010, but that the other two Repurchase Rights expire on July 20 and 30. Therefore, it appears that noteholders who tender under the Tender Completion Purchase Right will not receive the interest payment, but noteholders who tender under the other two Purchase Rights will receive the interest payment. Please tell us whether noteholders will receive different interest payments and if so, how you are complying with Rule 13e-4(f)(8)(ii).
Response to Comment 2
     Except for the timing of the payments that will be made to tendering noteholders, and the calculation of accrued interest to such payment dates, there are no differences to noteholders tendering pursuant to the Tender Purchase Completion Right versus the Merger Purchase Right versus the Delisting Purchase Right. Holders of the 3% Convertible Notes who tender under the Tender Completion Purchase Right will receive the interest payment that is paid on July 15, 2010. This is confirmed by the following statement on the cover page of the Offer to Purchase relating to the 3% Convertible Notes: “Holders who validly tender their Notes prior to the Tender Completion Expiration Time will receive the “Tender Completion Purchase Price” equal to 100% of the aggregate principal amount of the Notes validly tendered and not withdrawn, plus accrued and unpaid interest to, but not including July 16, 2010 (the “Tender Completion Purchase Date”).” Because all note holders who elect to put their notes to OSI will receive principal plus accrued interest, we believe that the offers comply with Rule 13e-4(f)(8)(ii).

Peggy Kim, Esq.
June 29, 2010
Page Four
3.	We note that you have filed the election for the 2% Convertible Notes. Please file the election form for the 3% Convertible Notes and any other tender offer materials as exhibits. Refer to Item 1016(a)(1) of Regulation M-A. Since it appears that noteholders may be required to specify under which Purchase Right (Tender Completion, Merger Purchase or Delisting) they are electing, please revise the election forms to clarify how they may indicate this, or advise us.
Response to Comment 3
     The election form for the 3% Convertible Notes will be filed as an exhibit to the Schedule TO, and the election forms for both the 2% Convertible Notes and the 3% Convertible Notes will be revised to clarify under which Purchase Right (Tender Completion, Merger Purchase or Delisting) note holders are electing to put their notes to OSI.
4.	Please advise us as to how you are complying with Rule 14e-5.
Response to Comment 4
     Because the Offer for the 2% Convertible Notes is a single integrated offer and not three separate offers, we do not believe Rule 14e-5 applies to it. Similarly, because the Offer for the 3% Convertible Note is a single integrated offer and not three separate offers, we do not believe Rule 14e-5 applies to it.
5.	Please revise the discussion of conversion rights by including an illustrative example so that investors may better understand the dollar amount of cash they will receive for each $1,000 in aggregate principal amount of Convertible Notes.
Response to Comment 5
     The Schedule TO will be revised to include illustrative examples of the dollar amounts of cash that each note holder will receive for each $1,000 principal amount of Convertible Notes it elects to convert.
On behalf of OSI, we hereby confirm to you OSI’s acknowledgement that:
1.	OSI is responsible for the adequacy and accuracy of the disclosure in its Tender Offer Statement on Schedule TO (the “Filing”);

2.	comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

Peggy Kim, Esq.
June 29, 2010
Page Five
3.	OSI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 468-8082.

Sincerely,
/s/ John Hempill
John Hempill